UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101. Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and
Amendments Thereto Filed Pursuant to §240.13d-2(a))
Under the Securities Exchange Act of 1934
Meta Financial Group, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
59100U108

(CUSIP Number)
J. Curtis Linscott
Executive Vice President, General Counsel & Secretary
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102
(817) 335-1100
with a copy to:
L. Steven Leshin, Esq.
Hunton & Williams LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202-2799
(214) 468-3348
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 26, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59100U108

1	NAME OF REPORTING PERSONS: Cash America International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		265,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		265,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	265,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Explanatory Note:
Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Meta Financial Group, Inc., a Delaware corporation (“Meta Financial”). The principal executive offices of Meta Financial are located at 121 East Fifth Street, Storm Lake, Iowa 50588.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed by Cash America International, Inc., a Texas corporation (“Reporting Person”), pursuant to Rule 13d-1(a) of Regulation D-G under the Exchange Act of 1934 (the “Act”). A list of the directors and executive officers of the Reporting Person is attached hereto as Annex A.
(b) The address of the principal executive offices of Reporting Person is 1600 West 7th Street, Fort Worth, Texas 76102.
(c) Reporting Person is primarily a provider of pawn loans, cash advances, check cashing services and other specialty financial services to individuals. Reporting Person also sells merchandise in its pawnshops, primarily personal property that has been forfeited in connection with its pawn lending operations.
(d) During the last five years, Reporting Person and, to the knowledge of Reporting Person, the executive officers or directors of Reporting Person set forth on Annex A, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Reporting Person and, to the knowledge of Reporting Person, the executive officers or directors of Reporting Person set forth on Annex A, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) Reporting Person is a Texas corporation. To the knowledge of Reporting Person, each executive officer and director of Reporting Person set forth on Annex A, is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
On January 26, 2010, Reporting Person purchased 265,000 shares (the “Shares”) of Common Stock of Meta Financial. Reporting Person paid $21.33 per Share, for an aggregate purchase price of $5,652,450. Funds for such cash purchase price were provided from the working capital of Reporting Person.
Item 4. Purpose of Transaction.
Reporting Person purchased the Shares solely for investment purposes. Reporting Person is the direct beneficial owner of the Shares of Common Stock, and such Shares represent approximately 8.64% of the shares of Common Stock of Meta Financial issued and outstanding as of the date of this Schedule 13D (or 3,065,895 shares). Reporting Person may acquire additional securities of Meta Financial, subject to certain factors, including, without limitation, (i) applicable securities laws and governmental and regulatory restrictions on the number of voting securities of Reporting Person, (ii) market conditions and (iii) its assessment of the business prospects of Meta Financial. Reporting Person is continuously evaluating the business and business prospects of Meta Financial, and its present and future interests in, and intentions with respect to, Meta Financial and may at any time decide to dispose of any or all of the shares of Meta Financial currently owned by it, subject to any applicable laws, governmental or regulatory restrictions or contractual restrictions.
Other than discussed herein, Reporting Person currently has no plans to effect:
     (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meta Financial or any of its subsidiaries;
     (b) a sale or transfer of a material amount of the assets of Meta Financial or any of its subsidiaries;

     (c) any change in the present Board of Directors or management of Meta Financial, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;
     (d) any material change in the present capitalization or dividend policy of Meta Financial;
     (e) any other material change in Meta Financial’s business or corporate structure;
     (f) any change in Meta Financial’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of Meta Financial by any person;
     (g) the delisting of any class of securities of Meta Financial from a national securities exchange or the ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (h) any class of equity securities of Meta Financial becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (i) any action similar to any of those enumerated above.

Reporting Person intends to reevaluate continuously its investment in Meta Financial and may, based on such reevaluation, determine at a future date to change its current position with respect to any action enumerated above.
Item 5. Interest in Securities of the Issuer.
The aggregate number of shares and percentage of Common Stock to which this Schedule 13D relates is 265,000 shares, representing approximately 8.64% of the shares of Common Stock of Meta Financial issued and outstanding as of the date of this Schedule 13D. The Reporting Person beneficially owns the Shares of Common Stock and has sole voting and dispositive power with respect to the Shares. Reporting Person has not effected, and to the knowledge of Reporting Person, no director or executive officer of Reporting Person set forth on Annex A has effected, any transaction in the Common Stock during the period extending from the date hereof to the date 60 days prior to the date hereof. To the knowledge of Reporting Person, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Shares were purchased pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) dated January 22, 2010 between Meta Financial and the Reporting Person. Under the Stock Purchase Agreement, if Meta Financial offers a redemption or repurchase of Common Stock to any holder of Common Stock on a non-pro-rata basis that would cause the Reporting Person’s ownership of Common Stock to exceed 9.999% of the total outstanding shares of Common Stock of Meta Financial, then on or prior to the date of such redemption or repurchase Meta Financial will purchase that portion of the shares of Common Stock of Meta Financial held by the Reporting Company in excess of 9.999% of the total outstanding shares of Common Stock of Meta Financial.
In connection with the Stock Purchase Agreement, on January 26, 2010, Meta Financial and Reporting Person executed a registration rights agreement (the “Registration Rights Agreement”) relating to the Shares. Under the Registration Rights Agreement, Meta Financial agreed to file with the SEC within 30 days from January 26, 2010, a registration statement under the Securities Act of 1933 (the “Securities Act”) covering the resale from time to time of all of the Shares of Common Stock owned by Reporting Person, as of the date of the Registration Rights Agreement. In addition, Meta Financial agreed in the Registration Rights Agreement to keep the registration statement effective until such shares of Common Stock have been sold pursuant to an effective registration statement or pursuant to Rule 144 promulgated under the Securities Act.
Item 7. Material to be Filed as Exhibits.
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: February 5, 2010

CASH AMERICA INTERNATIONAL, INC. a Texas corporation
By:	/s/ J. Curtis Linscott
Name:	J. Curtis Linscott
Title:	Executive Vice President, General Counsel & Secretary

ANNEX A
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON
The following table sets forth the name and current principal occupation of each director and executive officer of Reporting Person. Each person listed below is a citizen of the United States. All of Reporting Person’s officers and directors can be reached c/o:
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

Position(s) held with
Name	Reporting Person	Principal Occupation
Daniel R. Feehan	Director, Chief Executive Officer and President	Chief Executive Officer and President of Cash America International, Inc.

Jack R. Daugherty	Director and Chairman of the Board	Chairman of the Board of Cash America International, Inc. and former Chief Executive Officer of Cash America International, Inc.

Daniel E. Berce	Director	President and Chief Executive Officer of AmeriCredit Corp.

Albert Goldstein	Director	Founder and Managing Principal of Pangea Equity Partners

James H. Graves	Director	Managing Director and Partner of Erwin, Graves & Associates, LP

B. D. Hunter	Director	Consultant to Service Corporation International

Timothy J. McKibben	Director	Chairman of the Board of Ancor Holdings, L.P.

Alfred M. Micallef	Director	Chairman of JMK International, Inc.

Timothy S. Ho	President — Internet Services Division	President — Internet Services Division of Cash America International, Inc.

Dennis J. Weese	President — Retail Services Division	President — Retail Services Division of Cash America International, Inc.

Thomas A. Bessant, Jr.	Executive Vice President — Chief Financial Officer	Executive Vice President — Chief Financial Officer of Cash America International, Inc.

J. Curtis Linscott	Executive Vice President — General Counsel and Secretary	Executive Vice President — General Counsel and Secretary of Cash America International, Inc.